SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2004

(Commission File No. 001-14495)

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Tele Nordeste Cellular Holding Company

(Translation of registrant’s name in English)

Av. Ayrton Senna da Silva, 1633 - 2° andar

54410-240 Jaboatão dos Guararapes

Pernambuco

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X      Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No   X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Tele Nordeste Celular Participações S.A.

Report on Form 6-K

Description

Press Release entitled Tele Nordeste Celular Participações S.A. Announces its Consolidated Results for the Second Quarter 2004, dated July 20, 2004

Balance Sheet, as of June 30, 2004

Statement of Income, for six-month period ended June 30, 2004

Complementary Notes, to quarterly information for quarter ended June 30, 2004

Signature Page

Tele Nordeste Celular
PARTICIPAÇÕES S.A.

Press Release

2º Quarter 2004 Results

TIM

Viver sem fronteiras

Investor Relations

TND Listed NYSE

3

Contacts	Walmir Urbano Kesseli Chief Financial Officer and Director of Investor Relations
	Leonardo Marques Wanderley Investor Relations (81) 9923-0023 / (081) 3302-2594 Leonardo.Wanderley@timnordeste.com.br	Polyana Monteiro Maciel Investor Relations (81) 9923-0123 / (081) 3302-2593 Polyana.maciel@timnordeste.com.br
Website http://timnordeste.infoinvest.com.br/

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. ANNOUNCES

ITS CONSOLIDATED RESULTS FOR THE SECOND QUARTER 2004

Jaboatão dos Guararapes, July 20, 2004 – Tele Nordeste Celular Participações S.A. (NYSE: TND, BOVESPA:TNEP3, TNEP4) (“Tele Nordeste Celular” or “the Company”), holding company of TIM Nordeste Telecomunicações S.A., provider of cellular telecommunication services, holder of Personal Communication Service (PCS) authorization in the states of Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas with the TIM brand, announces its results for the second quarter 2004 (2Q04). The financial and operational information below, except when otherwise indicated, is presented on a consolidated basis and in Reals - BRL, according to the Brazilian Corporate Law, and the comparisons refer to the second quarter 2003 (2Q03), except where otherwise indicated.

2nd Quarter 2004 Highlights

•	Expansion of the GSM coverage – 51% of the population in coverage area and 153 cities covered

•	133% increase QoQ in net additions and 18% increase in customer base

•	89.5% of GSM on net adds in 2Q04

•	27% growth in VAS (Value-Added Services) revenues

•	5% total gross revenue growth

•	Corporate restructuring: The merger of TND into TSU

Highlights

BRL thousand

	2Q04	2Q03	Var.% 2Q04/03		1H04	1H03
Total Gross Revenue	343,747	326,253	5.4%		671,551	634,080

Total Net Revenue	258,997	256,400	1.0%		510,093	493,634
Net Services Revenue	227,494	225,182	1.0%		457,646	443,806
Net Handsets Sales	31,503	31,217	0.9%		52,447	49,828

EBITDA [1]	90,728	96,091	-5.6%		198,589	196,726
EBITDA Margin	35.0%	37.5%	-2.5	p.p	38.9%	39.9%
EBITDA Margin (w/o handset sales)	39.9%	42.7%	-2.8	p.p	43.4%	43.3%

EBIT [2]	32,928	43,582	-24.5%		90,795	92,067

Net Income	26,567	30,360	-12.5%		73,524	63,326
Net Income per 1,000 shares – R$	0.07	0.08	-12.5%		0.20	0.18
Profit per ADR (20,000 shares) – R$	1.45	1.60	-9.4%		4.00	3.54

(1)	operating income before net financial expenses, taxes, excluding depreciation, amortization and interests
(2)	operating income before taxes and interests

Market

Maintenance of postpaid base	Tele Nordeste Celular closed the second quarter 2004 with 2,384,846 customers, 18% more than in the same period of 2003, of which 1,677,532 are prepaid customers and 707,314 are postpaid customers. The postpaid customer base shows a slight growth over the 2Q03.

Net additions totaled 122,023 customers with a 133% growth QoQ. Of the total net addition 89.5% were GSM. Now 214,256 are using GSM technology. The GSM was the main driver of the market growth considering that the estimated total penetration in the region of 19.1% registered a 6 p.p. increase YoY.

In March 2004, the Market Share calculation method was adjusted according to the ANATEL information, resulting in an increase to the total lines in the market, and a consequent reduction in the Tele Nordeste Celular Market Share, estimated at 43.9% for the 2Q04.

18% increment of customer base

GSM Overlay

GSM, Reaches more than 150 cities

GSM continues its fast expansion. By June 2004, the GSM coverage reached 50.9% of the total population in the region, covering 153 cities. The GSM network is composed of 811 base transceiver stations – BTSs, of which 13 are mobile stations.

The national integration of the GSM network increases our competitiveness, providing a wide variety of tools that enable us to anticipate the needs of our customers, TIM Click, TIM Photo message, TIM Video, TIM Box VIP, TIM Connect, TIM Kit Fast, those among others are some services that are already available to our GSM customer. Undoubtedly, GSM is a success both for the Company and for our customers, since both benefit from the technology. The GSM platform continues winning new market niches.

Operating Revenue

SMS: 130% increase in 2Q04 compared to the 1Q04

Total gross operating revenue amounted to BRL 343.7 million, 5.4% above 2Q03. That increase is mainly due to the 18% expansion in the customer base allied to 27% on increase VAS revenues.

Average revenue per user (ARPU) in the quarter was BRL 32.7, below the BRL 37.2 achieved in the 2Q03, mainly due to the 11% MOU reduction QoQ, derived from the strong customer base growth, the increase in the proportion of prepaid lines and the effects of the 45:55 rule applicable to mobile telecommunications operators. When compared to R$ 34.6 on the previous quarter, the decrease is predominantly related to seasonal effects.

On July 6, 2003, the Company launched the Código de Seleção de Prestadora (CSP), the Carrier Selection Code, enabling users to choose their long-distance carrier. The choice of the carrier for calls made from a cell phone is part of the requirements of the new system in which the Company operates the Personal Communications Service (PCS).

As a result of the new fee structure introduced by the PCS, the Long-Distance Services revenue replaces VC2 (calls made by a subscriber in a registration area to another registration area but within the Company’s Region) and VC3 (calls made by a subscriber in a registration area to another registration area, outside the Company’s Region) revenues.

Gross Profit

BRL thousand

	2Q04	2Q03	Var. % 2Q04/03	1H04	1H03
Gross Service Revenue	303,388	285,281	6.3%	605,615	569,019
Gross Handset Revenue	40,359	40,972	-1.5%	65,936	65,061

- Taxes and Deductions	(84,750)	(69,853)	21.3%	(161,458)	(140,446)

Net Operating Income	258,997	256,400	1.0%	510,093	493,634
Cost of Services	(98,494)	(98,466)	0.0%	(177,691)	(187,409)
Costs of Handset Sales	(33,404)	(31,400)	6.4%	(53,860)	(50,721)

Gross Profits	127,099	126,534	0.4%	278,542	255,504

The gross profit in the 2Q04 was BRL 127.1 million, representing a 0.4% increase when compared to the 2Q03. Total gross revenue increased by 5.4%, but the gross profit was affected by a more aggressive marketing strategy.

Operating Expenses

BRL thousand

	2Q04	2Q03	Var.% 2Q04/03	1H04	1H03
Operating Expenses
- Selling	(69,889)	(59,737)	17.0%	(133,276)	(115,200)
- General and administrative	(21,187)	(22,939)	-7.6%	(44,570)	(42,569)

Subtotal	(91,076)	(82,676)	10.2%	(177,846)	(157,769)

- Net financial expenses (revenues)	6,909	8,907	-22.4%	18,295	18,804

Total	(84,167)	(73,769)	14.1%	(159,551)	(138,965)

Consolidated operating expenses reached BRL 91.1 million in the 2Q04, 10.2% higher than in the 2Q03, resulting from the 17.0% growth in selling expenses. Those, in turn, were mainly affected by a strong increase in gross customer additions, 47% higher than in the same period of 2003, or 222,763 in the 2Q04 compared to 151,534 in the 2Q03. The gross addition increased mainly on selling expenses related to commission and FISTEL taxes.

“Comodato” impacting 40% of the SAC	Subscriber Acquisition Cost (SAC) for the period was BRL 166.0, over BRL 97.0 in the 2Q03. In the quarter, the Company focused its selling efforts on increasing its customer base, through seasonal promotions targeting Mother’s Day and Valentine’s Day. The Marketing campaigns included subsidies and installments plans for handset purchases, in addition to free usage minutes for calls between Company subscribers.

Bad debt expenses were BRL 13.1 million, representing 3.8% of total gross revenue, compared to 4.5% in the 2Q03. Additionally, in the period, BRL 5.4 million was added as provision related to receivables from other operators.

EBITDA

In the 2Q04, the EBITDA – earnings before income tax, depreciation and amortization – reached BRL 90.7 million, versus BRL 96.1 million in the 2Q03. The EBITDA margin was 39.9% over the net services revenue, compared to 42.7% in the 2Q03. The margin was affected mainly by the increase in the costs of handsets and selling expenses resulting from the volume increase of gross customer additions and the efforts to expand the GSM network during the period.

The EBIT – earnings before interest and income tax – totaled BRL 32.9 million, over BRL 43.6 million in 2Q03 as a result of 7.5% increase in the depreciation.

Net Income

The consolidated net income reached BRL 26.6 million. The profit per lot of 1,000 shares was BRL 0.09 versus BRL 0.08 in the 2Q03.

	BRL thousand
	2Q04	2Q03	Var.% 2Q04/03	1H04	1H03
Net Income	26,567	30,360	-12.5%	73,524	63,326
Net Income per 1,000 shares – R$	0.07	0.08	-12.5%	0.20	0.18
Profit per ADR (20,000 shares) – R$	1.45	1.60	-9.4%	4.00	3.54

Indebtedness

Net cash reserves of R$ 233 million

By quarter end the Company had BRL 232.9 million in net cash, and the gross indebtedness was BRL 61.8 million.

Net financial revenue of BRL 6.9 million was posted for the quarter, derived basically from a reduced in indebtedness and the interest on cash investments.

Investment and Free Cash Flow

Investments in the 2Q04 were BRL 50.3 million, totaling BRL 61.6 million in the first half of the year, for the GSM implementation. The free cash flow resulting from the operation was BRL 23.5 million on the 2Q04.

Additional Comments

In compliance with an April 22, 2004 Annual General Meeting resolution, on June 21, we started paying the dividends declared to common and preferred shares bought before April 22, 2004, pertaining to the fiscal year ended December 31, 2003. In addition, The Company began payment on the part of the special dividend reserve payable to common and preferred shares on record of April 5, 2002, relating to the fiscal year ended December 31, 2001, as adopted by the April 4, 2002 Annual General Meeting.

1. Dividends for the fiscal year ended on Dec/31/2003 - Amounts paid per lot of 1,000 shares:

Earnings	Net Indexed Amount (in BRL)
	Tax Exempt/Free		Taxed
	Common	Preferred	Common	Preferred
Dividends	0.085377	0.085377	0.085255	0.085255

2. Realization of the part of the dividend reserve payable for the fiscal year ended Dec/31/2001 - Amounts paid per lot of 1,000 shares1:

Earnings	Net Indexed Amount (in BRL)
	Tax Exempt/Free		Taxed
	Common	Preferred	Common	Preferred
Dividends	0.030652	0.030652	0.030609	0.030609

Note (1): The General Shareholders’ Meeting (AGO) held on April 22, 2004, approved Management’s proposal for realizing part of the special reserve of dividends payable, in the amount of R$10.3 million, which is the difference between the value the Company is receiving from its operating company in the form of dividends relative to fiscal 2003, (R$ 40.7 million), and what the Company will distribute to its shareholders in the form of dividends for the current year (R$ 30.4 million). A Notice to Shareholders was published informing the dividend amount restated by the TR benchmark, from the date of its distribution in December 30, 2003 until its payment date on June 21, 2004.

Corporate Restructuring

On May 31, 2004, the Boards of Directors of Tele Nordeste Celular Participações S.A. (TND) and Tele Celular Sul Participações S.A. (TSU) authorized the execution of the Protocol and Justification of Merger, under which TND will be merged into TSU.

As a consequence of the merger, and after fulfillment of all the operational and legal conditions, (i) TND will cease to exist and its shareholders will receive shares of TSU stock, and (ii) TIM Nordeste Telecomunicações S.A., currently held by TND, will be held by TSU, together with the current TSU subsidiary, TIM Sul S.A. This merger is basically designed to reduce the administrative costs involved in maintaining two separate company structures, as well as concentrate the liquidity of the shares of TND and TSU stock.

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Attachment I - Operational Highlights

	2Q04		2Q03		Var. % 1Q04/03		1H04		1H03
Total Lines		2,384,846		2,029,530	17.5%			2,384,846		2,029,530
Prepaid		1,677,532		1,328,984	26.2%			1,677,532		1,328,984
Postpaid		707,314		700,546	1.0%			707,314		700,546
Estimated Population in the Region (million)		28.4		28.0	1.4%			28.4		28.0
Municipalities Served		308		307	0.3%			308		307
Estimated Total Penetration		19%		12%	+7	p.p.		19%		12%
Market Share		43.9%		57.0%	-13.1	p.p.		43.9%		57.0%
TOTAL ARPU [1]	R$	32.7	R$	37.2	-12.1%		R$	33.1	R$	36.1
TOTAL MOU		94		105	-10.9%			97		105
SAC	R$	166	R$	97	71.1%		R$	97	R$	98
Investment (million)	R$	50	R$	15	230.9%		R$	62	R$	21
Gross Additions		222,763		151,534	47.0%			400,131		273,228
Net Additions		122,023		52,331	133.2%			212,321		103,687
Churn [2]		4.3%		3.9%	+0.4	p.p.		8.3%		8.6%
Employees		1.053		1.088	-3.2%			1.053		1.088

Note: (1) Average Net Revenue per Customer

(2) Calculated	on the Average Customer Base

Attachment II - EBITDA Calculation

	BRL million
	2Q04	2Q03	Var. % 2Q04/03		1H04	1H03
Net Service Revenues	227,494	225,182	1.0%		457,646	443,806
Net Operating Sales Revenues	31,503	31,217	0.9%		52,447	49,828
Total Net Revenue	258,997	256,400	1.0%		510,093	493,634
Operating Profit	38,681	51,505	-24.9%		106,769	109,100
Defered depreciation / amortization	51,500	46,214	-1.9%		95,204	92,069
Amortization of privatization premium	6,295	6,295	—		12,590	12,590
Interest in Blah! equity.	—	0,984	—		—	1,771
Amortization of concesion license	1,161	—	—		2,321	—
Financial Revenues	(20,603)	(51,988)	-60.4%		(41,271)	(104,372)
Financial Expenses	13,694	43,081	-68.2%		22,976	85,568
EBITDA	90,728	96,091	-10.5%		198,589	196,726
EBITDA Margin (%)	35.0%	37.5%	-2.4	p.p.	38.9%	39.9%
EBITDA Margin (%) over net service evenues	39.9%	42.7%	-2.8	p.p.	43.4%	44.3%

Note: (1) Included Interest in Blah! equity.

“This press release contains forward-looking statements and estimates. Such expectations are based on a series of assumptions, and subject to the risks and uncertainties inherent to forward-looking projections and/or estimates. The results may differ materially from the expectations expressed in the forward-looking statements or estimates if one or more of the assumptions and expectations prove to be incorrect or are not realized.”

Balance Sheet

June 30, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated
	1H04	2Q04	1H04	2Q04
Assets
Current assets
Cash equivalents	38	21,157	294,709	324,092
Trade accounts receivable	—	—	242,160	218,863
Inventory	—	—	22,905	20,861
Taxes and contributions receivable	2,718	2,017	75,241	78,396
Deferred income and social contribution taxes	802	1,161	53,046	53,879
Dividends and interest on shareholders’ equity	—	9,169	—	—
Other assets	111	1,155	22,790	29,831

	3,669	34,659	710,851	725,922

Noncurrent assets
Recoverable Taxes	—	—	19,899	17,869
Deferred income and social contribution taxes	3,926	3,926	81,567	87,862
Loan to subsidiaries	388	3,579	388	—
Other assets	52	51	3,751	3,665

	4,366	7,556	105,605	109,396

Permanent assets
Investments	966,076	937,688	—	—
Property, plant and equipment	2,005	2,272	652,988	655,599

	968,081	939,960	652,988	655,599

	976,116	982,175	1,469,444	1,490,917

Balance Sheet

June 30, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated
	1H04	2Q04	1H04	2Q04
Liabilities

Current liabilities
Suppliers	434	1,514	130,132	130,611
Financing and loans	—	—	41,450	40,374
Taxes payable	404	410	40,570	37,903
Salaries and vacation pay	326	4,685	10,965	9,079
Dividends and interest on shareholders’ equity	5,032	43,949	10,775	51,430
Other liabilities	24	415	62,997	53,945

	6,220	50,973	296,889	323,342

Noncurrent liabilities
Financing and loans	—	—	20,387	20,077
Subsidiaries	14,743	2,622	—	—
Provision for contingencies	48	47	8,932	8,714
Others	14,791	2,669	29,319	28,791

	—	—	188,131	210,251

Minority interest

Shareholders’ equity	428,237	318,248	428,237	318,248
Capital	119,172	144,352	119,172	144,352
Special reserves	141,131	141,131	141,131	141,131
Profit reserves	266,565	324,802	266,565	324,802
Retained earnings	955,105	928,533	955,105	928,533

	976,116	982,175	1,469,444	1,490,917

	434	1,514	130,132	130,611

Income Statement

June 30, 2004 and 2003

(In thousands of Reais)

	Parent Company		Consolidated
	1H04	1H03	1H04	1H03
		(Reclassification)		(Reclassification)
Gross Revenues
Telecommunication services and sale of goods	—		671,551	634,080

Deductions (taxes and discounts)	—		(161,458)	(140,446)

Net revenue	—		510,093	493,634

Cost of goods sold and services rendered	—		(231,551)	(238,129)

Gross profit	—		278,542	255,505

Operating revenues (expenses)
Selling expenses	—		(133,276)	(115,200)
Administrative and general expenses	(4,482)	(4,964)	(44,571)	(42,568)
Equity in income of subsidiaries	81,000	67,642	—	(1,771)
Other operating income (expenses)	(10)	839	(12,221)	(5,669)

Operating income (loss) before financial results	76,508	63,517	88,474	90,297

Net non operating income (expenses)
Financial income	821	576	30,844	52,638
Financial expenses	(764)	(3,444)	(11,503)	(33,417)
Net exchange variation	—	—	(1,047)	(417)

Operating income (loss)	76,565	60,649	106,768	109,101

Net Non operating Income (expenses)	(4,109)	36	(4,152)	—

Income before income and social contribution taxes	72,456	60,685	102,616	109,101

Income and social contribution taxes	1,068	2,641	(13,614)	(27,503)

Net income before minority interests	73,524	63,326	89,002	81,598

Minority interests	—	—	(15,478)	(18,272)

Net Income (loss)	73,524	63,326	73,524	63,326

Net income (loss) per lot of thousand shares (R$)	0.20	0.18

Number of shares at June 30, 2004 (thousands)	365,777,579	367,827,736

Tele Nordeste Celular Participações S.A.

Balance sheets

June 30, 2004

(In thousands of reais)

	Company		Consolidated
	06.30.04	03.31.04	06.30.04	03.31.04
Assets

Current assets
Cash and cash equivalents	38	21,157	294,709	324,092
Trade accounts receivable	—	—	242,160	218,863
Inventories	—	—	22,905	20,861
Recoverable taxes	2,718	2,017	75,241	78,396
Deferred income and social contribution taxes	802	1,161	53,046	53,879
Dividends and interest on shareholders’ equity	—	9,169	—	—
Other assets	111	1,155	22,790	29,831

	3,669	34,659	710,851	725,922

Noncurrent assets
Recoverable taxes	—	—	19,899	17,869
Deferred income and social contribution taxes	3,926	3,926	81,567	87,862
Loan to subsidiaries	388	3,579	388	—
Other assets	52	51	3,751	3,665

	4,366	7,556	105,605	109,396

Permanent assets
Investments	966,076	937,688	—	—
Property, plant and equipment	2,005	2,272	652,988	655,599

	968,081	939,960	652,988	655,599

Total assets	976,116	982,175	1,469,444	1,490,917

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	434	1,514	130,132	130,611
Loans	—	—	41,450	40,374
Taxes payable	404	410	40,570	37,903
Salaries and vacations payable	326	4,685	10,965	9,079
Dividends and interest on shareholders’ equity	5,032	43,949	10,775	51,430
Use license	—	—	23,334	22,708
Other liabilities	24	415	39,663	31,237

	6,220	50,973	296,889	323,342

Noncurrent liabilities
Loans	—	—	20,387	20,077
Loan to subsidiaries	14,743	2,622	—	—
Provision for contingencies	48	47	8,932	8,714

Other liabilities	14,791	2,669	29,319	28,791

Minority interests	—	—	188,131	210,251

Shareholders’ equity
Paid in capital	428,237	318,248	428,237	318,248
Capital reserve	119,172	144,352	119,172	144,352
Profit reserves	141,131	141,131	141,131	141,131
Retained earnings	266,565	324,802	266,565	324,802

	955,105	928,533	955,105	928,533

Total liabilities and shareholders’ equity	976,116	982,175	1,469,444	1,490,917

See accompanying notes .

Tele Nordeste Celular Participações S.A.

Statements of income

For the period of six months ended June 30, 2004

(In thousands of reais)

	Company		Consolidated
	06.30.04	06.30.03	06.30.04	06.30.03
Gross revenue from services and sales
Telecommunication services and sale of goods	—	—	671,551	634,080
Deductions	—	—	(161,458)	(140,446)

Net revenue	—	—	510,093	493,634
Cost of goods sold and services rendered	—	—	(231,551)	(238,130)

Gross profit	—	—	278,542	255,504
Operating revenues (expenses):
Selling expenses	—	—	(133,276)	(115,200)
General and administrative expenses	(4,482)	(4,964)	(44,571)	(42,569)
Equity pickup from subsidiaries	81,000	67,642	—	(1,771)
Other operating income (expenses)	(10)	839	(12,221)	(5,668)

Lucro operacional antes dos resultados financeiros	76,508	63,517	88,474	90,296

Financial expenses	(764)	(3,444)	(11,503)	(33,417)
Financial income	821	576	30,844	52,639
Variações cambiais, líquidas	—		(1,047)	(417)

Lucro operacional	76,565	60,649	106,768	109,101

Nonoperating income (expenses)	(4,109)	36	(4,152)	1

Income before taxes on income and reversal of interest on own capital	72,456	60,685	102,616	109,102

Income and social contribution taxes	1,068	2,641	(13,614)	(27,504)

Income before minority interests	73,524	63,326	89,002	81,598

Minority interests	—	—	(15,478)	(18,272)

Net income for the period	73,524	63,326	73,524	63,326

Net income per thousand shares - R$	0.20	0.18

Number of shares at end of period (thousands)	365,777,580	357,827,736

4

See accompanying notes.

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01766-3 TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. 02.558.156/0001-18

04.01 - NOTES

Notes to quarterly information for the

quarter ended June 30, 2004

(In thousands of reais, unless otherwise stated)

1	Operations

Tele Nordeste Celular Participações S.A. was incorporated on May 22, 1998, through spin-off of certain assets and liabilities of TELEBRÁS, based on the balance sheet as of February 28, 1998, in connection with the privatization process of the telecommunications sector in Brazil.

Tele Nordeste Celular Participações S.A. is a publicly traded corporation controlled by Tim Brasil Serviços e Participações S.A., which holds 53.48% of voting capital and 23.87% of total capital.

The subsidiaries of Tele Nordeste Celular Participações S.A. were concessionaires of Mobile Cellular Telephone Services (“SMC”) and other activities necessary or requisite to perform these services. Under the Authorization Terms, executed between those subsidiary companies and National Telecommunications Agency (ANATEL) at December 10, 2002, those subsidiaries were authorize to engage in Personal Mobile Services (“SMP”) in the geographic area of the subsidiaries for an indefinite period, and the referred to Authorization Terms superseded the concession agreements.

The business activities of subsidiary operators, including the services they may provide and the maximum tariff rates to be charged are regulated by ANATEL, the regulatory agency for Brazil’s telecommunications industry, in compliance with Law No. 9,472 of July 16, 1997 and the respective regulations.

2	Corporate Reorganization

a)	The Millennium Project

At the time the controlling shareholder of Tele Nordeste Celular Participações S.A. acquired its common shares participation, resulting from the privatization process, it paid an amount in addition to the accounting value of the common shares, thus characterizing a premium. In the first quarter of 2000, Tele Nordeste Celular Participações S.A. and its controlling shareholder started a corporate reorganization for the transfer of this premium to its subsidiary operators in order to benefit of the tax deductibility resulting from the premium amortization.

As the first phase of the corporate restructuring, the premium was transferred to Tele Nordeste Celular Participações S.A. by means of a two-step process, involving the formation by the controlling shareholder of a new subsidiary to which the premium was transferred and later on the

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04.01 - NOTES

merger by absorption of this new subsidiary into Tele Nordeste Celular Participações S.A. on April 3, 2000. These two steps were completed on April 28, 2000, at which date they were approved by the Extraordinary Shareholders’ General Meeting.

In the second phase, Tele Nordeste Celular Participações S.A. performed a spin-off, by which the subsidiary operators incorporated the respective participation in the premium. This second phase was approved by the Board of Directors of Tele Nordeste Celular Participações S.A. on May 30, 2000 and by the Extraordinary Shareholders’ General Meeting of each subsidiary on June 30, 2000.

The accounting records kept for corporate and tax purposes resulting from the corporate restructuring process described above present specific accounts related to premium, provision, respective amortization and reversal of the recorded provision and tax credit, the balances of which are as follows:

	Consolidated
	06.30.04	03.31.04
Premium incorporated for investment acquisition, net of accumulated amortization	302,414	320,929
Provision for shareholders’ equity integrity, net of reversals	(199,593)	(211,813)

Tax benefits	102,821	109,116

The premium was recorded under the financial precept of expected future profitability and is being amortized over a 10-year period, as per the appraisal report prepared by a specialized firm. In view of the Company’s projected operating results, the amortization of the first two years was at the annual rate of 4%, whereas the remaining balance is being amortized on a straight-line basis over the remaining 8 years, in consonance with the appraisal report. During the current year, there were no changes in the Company’s management expectation in relation to the amortization period established.

The provision for integrity of net equity represents approximately 66% of premium net of amortization. The purpose of this provision is to preserve the flow of income distribution to shareholders, allowing premium amortization to become neutral in relation to the flow of dividends to be paid in the future.

In order to provide a better presentation of the financial statements, the net amount of premium less the provision of R$ 102,821, that, in essence, represents the tax credit balance, was classified in the balance sheet under current assets (R$ 25,181) and noncurrent assets (R$ 77,640) as deferred income and social contribution tax credits. Amortization of premium and the reversal of the provision are recorded, respectively, as other operating expenses and other operating income.

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b)	Merger of operators

The corporate restructuring process consisted, substantially, of the merger of Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. into Telpe Celular S.A In December 2003, the subsidiary operators applied to ANATEL for previous approval of this restructuring process, considering their migration from Mobile Cellular Telephone Services (“SMC”) to Personal Mobile Communications Service–PCS (“Serviço Móvel Pessoal - SMP”).

At January 30, 2004, the Explanatory Record of Merger for Telasa Celular S.A., Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A. and Telpa Celular S.A., the operators to be merged into Telpe Celular S.A., was approved. At that same date, the respective accounting entries for the merger of net assets of such operators were posted in the accounting books of Tim Nordeste Telecomunicações S.A (former Telpe Celular S.A.).

This corporate restructuring is aimed at integration of the activities performed by those operators which belong to the same economic group, enabling better use of synergies, the expansion of Telpe Celular S.A.’s operations, the decrease in expenses with maintenance of six distinct legal entities, and concentrated liquidity of shares of the subsidiary operators of Tele Nordeste Celular Participações S.A.

3	Presentation of the Quarterly Information - Company and Consolidated

The consolidated quarterly information was prepared in accordance with the accounting practices adopted in Brazil and the specific standards issued by the Brazilian Securities Commission (CVM).

Certain reclassifications have been made to the June 30, 2003 income statement accounts for conformity and consistency with current year presentation.

4	Summary of Significant Accounting Practices (Parent Company and its Subsidiaries)

Complying with the accrual basis of accounting, the Company and its subsidiaries adopt the following accounting practices:

a.	Consolidated financial statements

The consolidated financial statements include the quarterly information of Tele Nordeste Celular Participações S.A. and its subsidiary TIM Nordeste Telecomunicações S. A in which the Company holds an equity interest of 81.82% (79.05% at March 31, 2004).

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The consolidation process includes the following principal procedures:

a.	Elimination of intercompany asset and liability balances;

b.	Elimination of participation in subsidiaries’ capital, reserves and retained earnings;

c.	Elimination of intercompany income and expense balances and unearned income arising from intercompany transactions;

d.	Identification of minority interests in the consolidated financial statements;

e.	Reclassification of the income tax incentive recorded by the subsidiary operator as capital reserve into income for the year.

b.	Cash and cash equivalents

Consists of bank account balances and short-term investments. The latter are stated at cost plus earnings to the balance sheet date.

c.	Trade accounts receivable

Accounts receivable from telecommunication service subscribers are stated at the tariff rate in effect on the date the service is rendered. They also include amounts receivable from services rendered but not billed up to the balance sheet date as well as receivables arising from the sale of cellular telephones.

d.	Allowance for doubtful accounts

It is set up at an amount considered sufficient to cover any adventitious losses arising on collection of accounts receivable, taking into consideration the risks involved.

e.	Inventories

Comprising mainly cellular telephones for resale, are valued at average cost, net of a provision for adjustment to market value, when applicable.

f.	Investments

Investments in subsidiaries and affiliates are valued at the equity method, and their accounting practices are in line with those of the parent company.

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g.	Property, plant and equipment

Property, plant and equipment are recorded at acquisition or construction cost, less accumulated depreciation. Expenditures incurred with repair and maintenance costs are capitalized when representing improvements (increase of installed capacity or extended estimated useful life), otherwise they are charged to operating results, observing the accrual basis. Interest on loans financing construction in progress is capitalized and depreciated over the estimated useful life of the asset item. The recovery of property, plant and equipment through operations is reviewed annually.

Depreciation is calculated by the straight-line method at rates that take the estimated useful life of the assets into consideration, as shown in Note 9.

h.	Income and social contribution taxes

The operator, under Incorporation Reports (“Laudos Constitutivos), issued at March 31, 2003, by the Northeast Development Agency (ADENE), became a beneficiary of the tax incentive whereby: (i) a reduction of 75% of the income tax and surtaxes not refundable is granted for a period of 10 years from 2002 to 2011, calculated on the operating income (“lucro da exploração”) arising from the implementation of the Company’s installed capacity for providing digital mobile communications services; and (ii) reduction of 37.5%, 25% and 12.5% of the income tax and surtaxes refundable is granted for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on the operating income (“lucro da exploração”) arising from the implementation of the Company’s installed capacity for providing analogic mobile communications services.

At the operator, taxes are calculated and accounted for at the rate in effect at the date of preparation of the quarterly information, according to the accrual basis. The value corresponding to the income tax reduction benefit previously mentioned is recorded as a reduction in the provision for income tax payable, against Capital reserve–tax incentive, in shareholders’ equity.

Deferred income and social contribution taxes arising from temporary differences and tax losses are recorded in current and noncurrent assets, according to their expected realization date, and are reviewed annually.

The tax credit resulting from merger of the spun off assets of Tele Nordeste Celular Participações S.A. into its subsidiaries is being realized over a 10-year period.

i.	Loans and financing

Loans and financing include interest accrued to the balance sheet date. As mentioned in Note 10, the subsidiary Company has hedge contracts that effectively convert liabilities denominated in U.S. dollars into obligations denominated in reais, in order to protect themselves against an unexpected devaluation of the real in relation to the U.S. dollar. Hedge operation gains and losses are shown in the statement of operations on the accrual basis, at contracted rates.

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j.	Provision for contingencies

It is set up based on management’s expectations, supported by the legal advisors’ opinion, at amounts judged sufficient to cover probable losses and risks.

k.	Recognition of operating income

Income derived from services rendered and from the sale of cellular telephones is recorded according to the date the services are rendered or the sale made. The telecommunication cellular services comprise the subscription, use of network and other services rendered to subscribers and other telecommunication operators. Services rendered in the period between the billing dates up to the end of each month are estimated and recognized as income in the month the service is rendered.

Prepaid telecommunication services are recognized on the accrual basis in the period they are used based on the effective use recorded in each period.

l.	Financial instruments

The Company estimates, based on the relevant market information available or other evaluation techniques, the fair value of the financial instruments, including the hedge instruments, at the balance sheet date.

m.	Use of estimates

The preparation of the Company’s and consolidated quarterly information requires management to make estimates and establish assumptions that may affect the amounts disclosed in the financial statements and corresponding notes. The actual results may differ from these estimates.

n.	Income per 1,000-share lot

Income per 1,000-share lot is calculated based on the number of outstanding shares at the balance sheet date.

5	Transactions with Related Parties

Significant transactions with subsidiary Tim Nordeste Telecomunicações S.A. are represented by loans, and were carried out under normal market conditions.

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01766-3 TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. 02.558.156/0001-18

04.01 - NOTES

	06.30.04	03.31.04
ASSETS
Noncurrent	—	3,579
Other rights	—	3,579

Dividends and interest on shareholders’ equity	—	9,169

LIABILITIES

Noncurrent	14,743	2,622
Other obligations	3,666	—
Loan	11,077	2,622

EXPENSES	226	97
Financial expenses	226	97

INCOME	174	109
Financial income	174	109

Loans relate to intercompany loan agreements bearing charges equivalent to 104% of the monthly variation of the Interbank Certificate Deposits (CDI) rate.

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04.01 - NOTES

6	Trade Accounts Receivable

	Consolidated
	06.30.04	03.31.04
Services billed	126,495	109,688
Unbilled services	36,812	34,417
Network use	84,440	77,612
Sale of goods	38,386	34,803

	286,133	256,520

Allowance for doubtful accounts	(43,973)	(37,656)

	242,160	218,864

Current	140,362	123,001
Past due up to 60 days	89,757	78,804
Past up over 60 days	56,014	54,715

	286,133	256,520

7	Deferred income and social contribution taxes

The Company and its subsidiaries, based on the expectation of future taxable income generation, recognizes tax credits on tax losses for the prior years, which do not have expiration term and whose offsetting is limited to 30% of the annual taxable income.

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04.01 - NOTES

Deferred income and social contribution tax credits are represented as follows:

	Company		Consolidated
	06.30.04	03.31.04	06.30.04	03.31.04
Credit from the merger (Note 2 and 4h)	—	—	102,821	109,116
Allowance for doubtful accounts	—	—	13,914	12,643
Employees’ profit sharing	162	627	470	1,332
Tax losses	2,887	2,887	2,887	3,684
Loan for use depreciation – complement	—	—	9,280	8,957
Social contibution tax loss carryforward	1,039	1,039	1,039	1,223
Provision for contingencies	16	16	3,036	2,963
Other provisions	624	518	1,166	1,823

	4,728	5,087	134,613	141,741
Short-term	(802)	(1,161)	(53,046)	(53,879)

Long-term	3,926	3,926	81,567	87,862

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04.01 - NOTES

According to the projections prepared by the Company’s management, the long-term deferred income and social contribution taxes existing at June 30, 2004 will be realized over the following years:

	Company	Consolidated
2005	3,926	12,590
2006	—	25,180
2007	—	25,180
2008	—	18,617

	3,926	81,567

The reconciliation of income and social contribution tax expense calculated by the application of the combined tax rates and the amounts charged against the operating results for the period in 2004 is shown below:

	Company		Consolidated
	06.30.04	06.30.03	06.30.04	06.30.03
Income before taxes on income	72,456	60,685	102,617	109,102

Combined tax rate	34%	34%	34%	34%

Income and social contribution taxes due	24,635	20,633	34,890	37,095

Additions (deductions):
Provision for shareholders’ equity integrity	—	—	(8,310)	(8,310)
Equity pickup	(27,540)	(22,998)	—	602
Sudene tax incentive	—	—	(13,858)	—
Other	1,837	(276)	893	(1,883)

	(25,703)	(23,274)	(21,275)	(9,591)
Income and social contribution taxes charged (credited) to operating results for the period	(1,068)	(2,641)	13,615	27,504

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04.01 - NOTES

8	Investments (Company)

Participation in subsidiary TIM Nordeste Telecomunicações S.A.

	06.30.04	03.31.04
Capital	508,799	483,618

Number of shares held (000)
Common	10,637,233	11,151,333
Preferred	13,142,412	18,072,405

Participation (%)	81.82%	79.05%

Shareholders’ equity without the special premium reserve	1,034,823	1,003,376

Net income for the period	85,140	52,228

Equity pickup	81,000	48,371

Investment	846,692	793,124
Special premium reserve	119,384	144,564

Investment	966,076	937,688

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9	Property, plant and equipment

		Company		Consolidated
	Average annual depreciation rate (%)	06.30.04	03.31.04	06.30.04			03.31.04
		Net balance	Net balance	Cost	Accumulated depreciation	Net balance	Net balance
Assets and installations in service
Switching equipment	14.29	—	—	167,903	(111,222)	56,681	59,274
Transmission equipment	14.29	—	—	806,664	(526,583)	280,081	176,337
Terminal equipment	12.5 to 50	5	6	99,437	(68,539)	30,898	22,421
Infrastructure	4 to 20	191	137	96,736	(29,432)	67,304	42,597
Assets for general use	10 to 20	925	1,046	66,825	(40,544)	26,281	24,604
Software	20	725	864	259,650	(99,889)	159,761	89,503

		1,846	2,053	1,497,215	(876,209)	621,006	414,736

Land		—	—	1,318	—	1,318	1,318
Assets and installations in progress		159	219	30,664	—	30,664	239,545

		2,005	2,272	1,529,197	(876,209)	652,988	655,599

a) Construction in progress

Work in progress comprises TDMA (Time Division Multiple Access) and GSM (Global System for Mobile Communications) technology-based equipment in implementation and/or installation stage in the Company’s subsidiary operator, as a result of the greater investment intensity in this technology aimed to provide immediate service response in the capital cities located in the operator’s area.

b) Lease

The Company’s subsidiary operator leases equipment used in its sites under operational contracts maturing on different dates, which can be canceled without need of indemnity.

c) Property, plant and equipment recoverability

The Company’s subsidiary operator began implementing the GSM technology on its service network in the second half of 2003, as a complement to its current TDMA technology. Considering that both technologies should be kept in operation by the subsidiaries up to June 30, 2004, no adjustment to property, plant and equipment was deemed necessary as a result of the GSM technology implementation.

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d) Use license

In July 2003, the Company’s subsidiaries were granted a License of Use of Radio Frequency Blocks in connection with “Plano Geral de Outorgas – PGO”, related to the authorization for providing Personal Mobile Communications Service – PCS (“Serviço Móvel Pessoal – SMP”).

The referred to authorization is valid for the remaining period of the License for providing Personal Mobile Communications Service, which is the amortization period of the mentioned asset.

The amount owed for the grant will be adjusted based on the IGP-DI (General Price Index – Internal Availability) issued by the Getúlio Vargas Foundation (FGV), as from the grant date until the effective payment date, in case the payment occurs within 12 months from the date of the Grant Agreement, plus 1% monthly interest. Considering the Company’s decision to settle the balance due over 12 months, the restated balance of R$ 23,334 was reclassified into “Other liabilities” in noncurrent liabilities.

10	Loans and financing

	Consolidated
	06.30.04	03.31.04
Foreign currency:
Loan in the amount of US$ 50,000,000, bearing interest based on the Libor rate for 3 months + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity	61,837	60,451

Short-term amortizable amount	(41,450)	(40,374)

Long-term amortizable amount	20,387	20,077

The loan from the European Bank of Investment has financial covenants that are monitored quarterly. The financial covenants value the changes in the relation between the EBITDA and the net financial expenses as well as the changes in net revenue. The Company complies with these covenants.

Loans are guaranteed by promissory notes in the amount of principal and interest due and by sureties of Tele Nordeste Celular Participações S.A.

The long-term loan portion matures up to 2005.

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The Company entered into hedge operations aimed protecting itself from the possible risk of the Brazilian real being devalued against the U.S. dollar. The amount of the hedge contract outstanding at the balance sheet date is R$ 61,837 and the operation matures at the same date of the loan contract.

11	Provision for Contingencies

	Company		Consolidated
	06.30.2004	03.31.2004	06.30.2004	03.31.2004
Labor	48	47	1,098	1,113
Tax	—	—	3,535	3,508
Civil	—	—	4,299	4,093

	48	47	8,932	8,714

12	Shareholders’ Equity

a) Capital

The authorized capital of Tele Nordeste Celular Participações S.A. is 700,000,000,000 shares, according to the Company’s bylaws.

At June 30, 2004, subscribed and paid-up capital is represented by 365,777,579,651 (359,268,489,643 at March 31, 2004) registered shares, of which 137,776,428,847 (135,324,667,924 at March 31, 2004) are common and 228.001.150.804 (223,943,821,719 at March 31, 2004) are preferred, all without par value.

Preferred shares have no voting rights, except in limited circumstances, but they are assured of priority in reimbursement of capital, without premium, and in the payment of minimum noncumulative dividends of 6% a year, on the amount resulting from the division of subscribed capital stock by the total number of Company shares.

b) Capital reserve – Special premium reserve

This reserve was set up during the corporate reorganization process as stated in Note 2, against net assets merged and represents the amount of future tax benefits resulting from premium amortization. The special reserve portion corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year on behalf of the controlling shareholder, with new issue of

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shares. The respective capital increase will be subject to preference rights of the minority stockholders, in proportion to their shareholdings, by type and class, at the time of issue, and the amounts payable over the year in connection with this right must be delivered directly to the controlling shareholder.

c) Income reserves

Statutory reserve

This represents the remaining balance of net income after paying minimum compulsory dividends and the preferred shares priority dividends, limited to 80% (eighty percent) of the capital of the Company, and aimed to expand its businesses.

Unearned income reserve

At December 31, 2003, the Company recorded an unearned income reserve from the equity investment portion not realized financially, substantially represented by the income tax incentive - capital reserve recorded by the subsidiaries, which is not subject to distribution among them, in the amount of R$ 49,807. The referred to reserve in the parent company will be reversed upon its effective realization or upon capitalization of tax incentive reserve by the subsidiaries.

As set forth by Law No. 10303/01, the reserve, in the amount of R$ 18,838, was recorded in the amount of the compulsory dividend which exceeded the realized portion of net income for the year.

Reserve for dividends payable

The Annual Shareholders’ Meeting of April 4, 2002 approved the proposal made by management for formation of a reserve for dividends payable in the amount of R$ 14,825, referring to the portion of dividends declared based on the balance sheet at December 31, 2001, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. The Company partially realized this reserve, having approved the distribution of R$ 10,280 for the year ended December 31, 2003 (R$ 2,244 in 2002).

d) Dividends

According to its bylaws, Tele Nordeste Celular Participações S.A. must distribute 25% of net income, adjusted in accordance with Law No. 6404/76, art. 2, paragraphs II and III, as

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dividends for each business year ending December 31. This will be distributed as minimum compulsory dividends to all shareholders, while complying with the determination of the following paragraph, and this value will be increased by the amount necessary to pay the priority dividends of preferred shares.

The amount corresponding to the minimum compulsory dividends will be initially used to pay priority dividends of preferred shares up to the limit of preference; payment to holders of common shares will follow to the same limit as that for preferred shares; the balance, should there be any, will be distributed equally to all shares.

At the Extraordinary Shareholders’ Meeting of December 20, 2002, the Company’s bylaws were changed in order to conform to the New Corporation Law requirements, including Paragraph 1, article 10, which assures to the holders of preferred shares the right of receiving dividend per share, annually, corresponding to 3% (three percent) of net equity per share as per the latest balance sheet approved, whenever the established dividend in accordance with this criterion is higher than the dividend calculated in accordance with the prior criteria, described in the preceding paragraph.

e) Employee stock option plan

At May 4, 2001, the Company shareholders approved the implementation of an Employee Stock Option Plan (ESOP), initially provided to its directors, managers and key officers. The ESOP is effective for four years ending May 4, 2005. All the beneficiaries have already exercised 2/3 of the total options which they were entitled to, which corresponds to 1,440,754 lots of 1,000 shares, referring to the goals met in years 2001 and 2002, at the price of R$ 3.21 per 1,000-share lot. Out of this total, 26,798 and 1,413,956 lots of 1,000 shares were paid up in 2003 and 2004, representing capital increases of R$ 86 and R$ 4,539, respectively.

13	Financial Instruments

The carrying values of the financial instruments referring to the assets and liabilities of Tele Nordeste Celular and subsidiaries approximate, at June 30, 2004, their fair values and are properly presented in the specific notes about cash and cash equivalents, accounts receivable, transactions with related parties, debentures, loans and hedge operations. The effects of gains and losses are recognized in income as incurred.

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER	06/30/2004

01766-3 TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. 02.558.156/0001-18

04.01 - NOTES

Criteria, assumptions and limitations considered in calculating fair values are described as follows:

Cash and cash equivalents

The fair values of balances held in current accounts in banks and short-term investments are identical to their carrying values.

Intercompany loans receivable/payable

The fair values are identical to their carrying values since there are no similar instruments.

Recoverable deferred taxes

The fair values of these instruments are the same as their carrying values since recoverable taxes correspond to short-term prepayments and deferred taxes are essentially the portion of taxes relative to temporary additions and tax losses.

Loans and financing

The fair values of loans and financing were calculated on the basis of their present value, determined by means of future cash flows, and by using interest rates applicable to instruments of a similar nature involving similar terms and risks; alternatively, they were based on market quotations for these securities.

Derivatives

It is the Company’s policy to eliminate market risks by avoiding assuming positions exposed to variations in market values and by operating only with instruments which allow control of risks. The majority of derivative contracts are for swaps, using fixed interest rates as a hedging instrument for the Company’s loans and financing.

The carrying balances of the financial instruments included in the balance sheets do not present significant differences from their fair values at June 30, 2004.

The fair values were estimated at a specific time, based on relevant market information available. Changes in the assumptions can significantly affect the presented estimates.

14	Insurance (not reviewed)

At June 30, 2004, Tele Nordeste Celular S.A. and its subsidiary had insurance cover against fire and sundry risks on their fixed asset items, for amounts considered sufficient to cover possible losses.

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER	06/30/2004

01766-3 TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. 02.558.156/0001-18

04.01 - NOTES

15	Pension Plan - TIMPREV

The Company is sponsoring a defined benefits pension plan to a group of employees from the former Telebrás system, under the administration of the Fundação Sistel de Seguridade Social – Sistel, as the result of the legal provisions established at the time of privatization of that company in July 1998.

Considering that in 1999/2000, the sponsors of the plans administered by SISTEL had already negotiated conditions for the creation of individualized retirement plans for each sponsor, maintaining the joint and several aspect only for the participants already assisted under such condition at January 31, 2000, the Company, during the year 2002, as occurred with other companies originating from the former Telebrás System, started the actions for the formatting of a Defined Contribution Plan, which would meet the most modern standards of social security practices in the private sector and that would permit a migration possibility to the employees linked to SISTEL.

In this sense, on November 13, 2002, through CGAJ/SPC Notification No. 1917, the Secretary of Complementary Pension approved the new pension plan, from now on called Regulations of the Benefit Plan TIMPREV – NORDESTE (“Regulamento do Plano de Benefícios TIMPREV – NORDESTE”) in the Defined Contribution modality, providing new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

With the TIMPREV regulations in hand, actions through the Human Resources area were taken, including the use of internal facilitators, for the disclosure among the participants of the differences of the new plan in relation to the prior one. This methodology is decisive for the success of migration, which is occurring naturally, by which the participant in opting for the TIMPREV does it in an irreversible manner, thus extinguishing his/her rights linked to the PBS benefit plan (defined benefit) and to the PAMA.

Up to this date, the migration performance represents approximately 92.46% of adherence.

In the new modality, the normal contribution of the sponsor corresponds to 100% of the basic contribution of the participant, while the administration entity of the TIMPREV will assure, as per the terms and conditions of the approved regulations, the benefits listed below, not assuming the responsibility for granting any other benefit even if the official social security grants it to its beneficiaries:

•	Regular retirement pension
•	Anticipated retirement pension
•	Invalid (disability) pension
•	Deferred proportional benefit
•	Death pension

Pág: 18

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER	06/30/2004

01766-3 TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. 02.558.156/0001-18

04.01 - NOTES

For the quarter ended June 30, 2004, the contributions made by the Company and its subsidiary to TIMPREV amounted to R$ 161.

16	Subsequent event

Subsidiary Tim Nordeste Telecomunicações S.A. settled the Use License balance at July 6, 2004, in the amount of R$ 20,889.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Date: July 22, 2004
	By:	/s/ WALMIR URBANO KÉSSELI
	Name:	Walmir Urbano Késseli
	Title:	Chief Financial Officer